UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 001-41709

 SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable

(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Registered Direct Offering

Securities Purchase Agreement

On May 5, 2025, SEALSQ Corp (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement” or “SPA”) with several institutional investors named therein (the “Investors”), pursuant to which the Company agreed to sell and issue 10,000,000 ordinary shares of the Company (the “Ordinary Shares”) to the Investors at a purchase price of US$2.00 per Ordinary Share, in a registered direct offering (the “Offering”). The closing of the registered direct offering is expected to occur on May 6, 2025 (the “Closing Date”), subject to customary closing conditions.

The gross proceeds to the Company from the Offering are expected to be approximately $20,000,000.00, before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The Offering was made pursuant to the Company’s existing shelf registration statement on Form F-3 (File No. 333-286098), which was declared effective on April 2, 2025 by the U.S. Securities and Exchange Commission (the “Registration Statement”). A prospectus supplement to the Registration Statement is expected to be filed with the Commission on or around May 6, 2025 (the “Closing Date”).

Pursuant to the terms of the Purchase Agreement, from the date hereof until sixty (60) days after the Closing Date, we may not issue, enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, effect or enter into an agreement to effect any issuance of Ordinary Shares or Ordinary Share equivalents, or, file any registration statement or any amendment or supplement thereto, in each case, subject to certain exceptions, without the prior consent of the Investors. The preceding sentence shall not apply to the issuance of, or registration statements with respect to (a) Ordinary Shares or options issued pursuant to any stock option plan, and (b) following the date which is ten (10) days after the Closing Date, the entering into an agreement and the making of applicable filings with respect to an at-the-market offering facility (the “ATM Facility”) provided, however, that (x) during the period beginning on date which is ten (10) days after the date of the initial launch date of date of the ATM Facility and ending on the date which is forty five (45) days after the initial launch date of the ATM Facility, the Company may sell Ordinary Shares pursuant to the ATM Facility for a purchase price that is equal to or greater than $2.52 per Ordinary Share, and (y) during the period beginning on date which is forty six (46) days after the date of the initial launch date of date of ATM Facility and ending on the date which is sixty (60) days after the initial launch date of the ATM Facility, the Company may sell Ordinary Shares pursuant to the ATM Facility for a purchase price that is equal to or greater than $2.31 per Ordinary Share.

In addition, we agreed not to issue, or enter into any agreement to issue, any Ordinary Shares of the Company or “Ordinary Share Equivalents” involving a “Variable Rate Transaction” (each as defined in the SPA), provided, however, that notwithstanding the foregoing, the Company may enter into the ATM Facility at any time following the date which is ten (10) days after the Closing Date and, subject to the restrictions set forth in the paragraph above, may sell Ordinary Shares pursuant to the ATM Facility.

Further, the Company has agreed that until the date that is the twenty four (24) month anniversary of the execution date of the SPA, upon any issuance by the Company or any of its subsidiaries of Ordinary Shares or securities exercisable for or convertible into Ordinary Shares for cash consideration, indebtedness or a combination of units thereof (a “Subsequent Financing”), the investors have the right to participate (on a pro rata basis based upon the number of Ordinary Shares purchased by each Purchaser pursuant to the SPA) in up to an amount of the Subsequent Financing equal to 30% of the Subsequent Financing (the “Participation Maximum”) on the same terms, conditions and price provided for in the Subsequent Financing. This participation right shall not apply in respect of certain issuances pursuant to the Company’s stock option plan, any business acquisition (excluding any such transaction entered into primarily to raise capital), or the ATM Facility

Placement Agency Agreement

On May 5, 2025, the Company entered into a agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the aggregate gross proceeds received by the Company from the sale of the Ordinary Shares in the Offering. The Company also agreed to reimburse the Placement Agent for up to $40,000 in accountable expenses, including the Placement Agent’s legal counsel’s fees.

The foregoing descriptions of the Purchase Agreement and the Placement Agency Agreement are qualified in their entirety by reference to the full text of the Purchase Agreement and the Placement Agency Agreement, respectively, forms of which are attached to this Report of Foreign Private Issuer on Form 6-K as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

The foregoing information contained in this Report on Form 6-K (this “Report”) and Exhibits 5.1, 10.1 and 10.2 filed herewith are hereby incorporated by reference in the Registration Statement and are deemed to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed with or furnished to the SEC.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares, nor shall there be any sale of Ordinary Shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025	SEALSQ CORP

	By:	/s/ Carlos Moreira
	Name:	Carlos Moreira
	Title:	Chief Executive Officer

	By:	/s/ John O’Hara
	Name:	John O’Hara
	Title:	Chief Financial Officer

Exhibit No.	Description

5.1	Opinion of Harneys regarding the validity of the securities being registered
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement
23.1	Consent of Harneys (included in Exhibit 5.1)
99.1	Press Release, dated May 5, 2025